EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
BEMIS COMPANY, INC.

	Six Months Ended June 30,		For the Year Ended December 31,
	1999	2000	1995	1996	1997	1998	1999
	(unaudited)		(in thousands of dollars except ratio data)
EARNINGS:
Earnings before income taxes and cumulative effect of accounting changes	$82,129	$104,793	$133,281	$166,037	$164,924	$165,030	$185,875
Fixed charges	12,901	14,861	15,326	17,405	24,920	27,562	26,546
Less: Capitalized interest	(679)	(1,005)	(696)	(787)	(1,317)	(1,331)	(1,568)
Minority interest in net income of majority-owned subsidiaries	1,929	203	3,970	4,695	5,406	4,496	4,224
Less: Minority interest in net income of majority-owned subsidiaries without fixed charges	(22)	(203)	0	0	0	(242)	(185)
Losses recognized in pre-tax income of less than 50% owned persons	5,729	1,060	0	0	0	1,546	7,614
Capitalized interest amortization	373	377	538	577	509	801	769

TOTAL EARNINGS	102,360	120,086	152,419	187,927	194,442	197,862	223,275
FIXED CHARGES:
Interest expense:
Consolidated interest expense	10,342	12,106	11,549	13,397	18,893	21,866	21,218
Capitalized interest	679	1,005	696	787	1,317	1,331	1,568

Total interest expense	11,021	13,111	12,245	14,184	20,210	23,197	22,786
Interest inherent in rent expense	1,880	1,750	3,081	3,221	4,710	4,365	3,760

TOTAL FIXED CHARGES	12,901	14,861	15,326	17,405	24,920	27,562	26,546

RATIO OF EARNINGS TO FIXED CHARGES	7.93	8.08	9.95	10.80	7.80	7.18	8.41